UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

 Month of March 2019

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 1 March 2019 entitled 'Total voting rights and issued capital'
2.	Stock Exchange announcement dated 1 March 2019 entitled ‘Transaction in Own Shares’
3.	Stock Exchange announcement dated 4 March 2019 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
4.	Stock Exchange announcement dated 4 March 2019 entitled ‘Transaction in Own Shares’
5.	Stock Exchange announcement dated 5 March 2019 entitled ‘Transaction in Own Shares’
6.	Stock Exchange announcement dated 6 March 2019 entitled ‘Transaction in Own Shares’
7.	Stock Exchange announcement dated 7 March 2019 entitled ‘Transaction in Own Shares’
8.	Media release dated 8 March 2019 entitled 'Rio Tinto completes commissioning of Amrun bauxite mine’
9.	Stock Exchange announcement dated 8 March 2019 entitled ‘Transaction in Own Shares’
10.	Stock Exchange announcement dated 11 March 2019 entitied ‘Resolutions requisitioned by shareholders’
11.	Stock Exchange announcement dated 11 March 2019 entitled ‘Transaction in Own Shares’
12.	Stock Exchange announcement dated 12 March 2019 entitled ‘Transaction in Own Shares’
13.	Stock Exchange announcement dated 13 March 2019 entitled ‘Transaction in Own Shares’
14.	Stock Exchange announcement dated 14 March 2019 entitled ‘Transaction in Own Shares’
15.	Stock Exchange announcement dated 15 March 2019 entitled ‘Transaction in Own Shares’
16.	Stock Exchange announcement dated 18 March 2019 entitled ‘Transaction in Own Shares’
17.	Stock Exchange announcement dated 19 March 2019 entitled ‘Transaction in Own Shares’
18.	Stock Exchange announcement dated 20 March 2019 entitled 'Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
19.	Stock Exchange announcement dated 20 March 2019 entitled ‘Transaction in Own Shares’
20.	Stock Exchange announcement dated 21 March 2019 entitled ‘Transaction in Own Shares’
21.	Stock Exchange announcement dated 22 March 2019 entitled ‘Transaction in Own Shares’
22.	Stock Exchange announcement dated 25 March 2019 entitled ‘Transaction in Own Shares’
23.	Stock Exchange announcement dated 26 March 2019 entitled ‘Transaction in Own Shares’
24.	Stock Exchange announcement dated 27 March 2019 entitled ‘Transaction in Own Shares’
25.	Stock Exchange announcement dated 28 March 2019 entitled ‘Transaction in Own Shares’
26.	Stock Exchange announcement dated 29 March 2019 entitled ‘Transaction in Own Shares’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 April 2019	Date	1 April 2019